VIA OVERNIGHT MAIL

June 13, 2008

Division of Corporate Finance

Mail Stop 7010

United State Securities and Exchange Commission

Washington, D.C. 20549

Attn.: Mr. Karl Hiller

RE:	Cubic Energy, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2007
Filed September 28, 2007
File No. 0-9355

Dear Mr. Hiller:

This letter is in response to comments contained in the Staff letter, dated June 2, 2008, addressed to the Company’s Chief Financial Officer, with respect to the Company’s Form 10-KSB for the fiscal year ended June 30, 2007.

We have replied on a comment by comment basis and the numbers of the responses refer to the numbers set forth in the Staff letter.

General

1.               A CD-ROM and hard copies of the Cubic Energy, Inc. (“Cubic” or “the Company”) Reserve Reports (separate reserve reports were performed for our Texas properties and our Louisiana properties) as of June 30, 2007 are attached.

Risk Factors, page 12

We have substantial capital requirements…, page 14

2.               The table on page 9 of the 10-KSB discloses 3,263,421 Mcfe of “Proved Undeveloped” Reserves, which is approximately 76% of the Company’s “Total Proved Reserves” of 4,319,031 Mcfe (please see “OIL AND GAS RESERVES” on pages 8 through 10 of the 10-KSB).

Oil and Gas Reserves, page F-28

3.               The “Revisions of previous estimates” amount of (1,188,985) Mcf was due to a change in the estimation procedure. In fiscal 2006, reserves were based on analogy to the Taylor Alt-2 well, a comparable well located in Section 22 in T14N-R16W, which is adjacent to the Company’s Bethany Longstreet acreage. The initial rate was based on ratio of hydrocarbon pore volume (“HPCV”) calculated from the well logs of Cubic wells awaiting completion and the Taylor Alt-2 well. This ratio was then multiplied by the initial rate of the Taylor Alt-2 well:

Calculated Initial Rate = Initial Rate of Taylor Alt-2 * (HPCV of each Cubic well / HPCV of Taylor Alt-2 Well)

The Calculated Initial Rate for each Cubic well was capped at the initial rate of the Taylor Alt-2 well. For the fiscal 2007 report, more information was available. Several of the wells or zones that were previously categorized as “behind pipe” now had initial potential tests giving a better indication of initial production rates. These better defined initial rates were combined with typical declines for each formation (Cotton Valley and Hosston) in the field and overall reserves were cut off using volumetric analysis.

The “Extensions and discoveries” amount of 2,704,548 Mcf is a result of developmental, or “step out”, drilling in fiscal 2007. This drilling, coupled with the proving up of the Hosston formation in the Company’s S.E. Johnson 20-1 and S.E. Johnson 29-1 wells (which were non-proved as of June 30, 2006), lead to additional Proved Undeveloped (“PUD”) offset locations. The reserve estimates attributable to these new PUD locations are listed under “Extensions and discoveries.”

The “Purchases of reserves in place” amount is zero and is, therefore, not applicable.

4.               Our disclosure on page F-28 explains the inherent imprecision of reserve estimates and the last paragraph of the “OIL AND GAS RESERVES” disclosure on page 10 describes the uncertainties in estimating reserves and that they are subject to revision as more information becomes available (“Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.”). That being said, the Company believes that the reserve estimates were correct when initially made because the Bethany Longstreet field is a proved field in both the Cotton Valley and Hosston formations. Well logs from the Taylor Alt-2 well (referenced above in the response to comment #3) are analogous to the well logs from Cubic’s Proved Developed Producing (“PDP”) wells and Proved Developed Non-Producing (“PDNP”) wells. The Taylor Alt-2 well was hydraulically stimulated over large sections of the Cotton Valley and Hosston formations. At June 30, 2006, it was in the Company’s development plan to complete its wells using similar methodology. However, the Company has not yet completed the wells in the manner initially contemplated because the business decision was made (subsequent to year-end fiscal 2006) to perform initial completions in the Bethany Longstreet using less extensive completion techniques. These initial completions were not designed to optimally produce the wells but rather to extend leases for future drilling and production. It is in the Company’s future development plan to re-complete these producing wells to add more perforations and to fracture stimulate the wells at a later date. Therefore, the downward revision in reserves was directly related to information that was not available at the time the 2006 fiscal year-end reserve report was completed. The Company believes that it made the appropriate downward revision when more information became available.

We would also note that the percentage change appears to be a “large revision” because the denominator of beginning reserves (2,796,900 Mcfe at June 30, 2006) was quite small.

Standardized measure of discounted future net cash flows relating to proved reserves, page F-29

5.               (a) The reason for the variance in the two numbers is two-fold:

(i) The $6.31 per Mcfe number on page 10 is total lease operating expenses, which is the sum of production costs, workover expenses (which are non-recurring), severance taxes, and other revenue deductions. The following table shows the detail of these costs per Mcfe:

	1Q-FY07	2Q-FY07	3Q-FY07	4Q-FY07	Total
	Quarter	Quarter	Quarter	Quarter	Fiscal
	Ended	Ended	Ended	Ended	Year
	9/30/06	12/31/06	3/31/07	6/30/07	2007
Production volumes:
Oil (Bbl)	334	167	32	433	967
Gas (Mcf)	15,869	12,100	11,213	31,230	70,412
MCF equivalent (Mcfe)	17,872	13,105	11,407	33,830	76,214

Expenses per Mcfe:
Production costs	$4.88	$6.34	$5.80	$2.43	$4.18
Workover expenses (non-recurring)	$—	$—	$9.35	$—	$1.40
Severance taxes	$0.43	$0.36	$0.34	$0.40	$0.39
Other revenue deductions	$0.10	$0.09	$0.17	$0.62	$0.34
Total lease operating expenses	$5.41	$6.79	$15.66	$3.45	$6.31

We believe the more relevant comparison would be to the $4.18 per Mcfe figure above; however, such comparison does not take into account the second reason for the variance, which is as follows:

(ii) If production costs were completely variable, the “per Mcfe” measure would be expected to stay relatively constant, but production costs have both variable and fixed components; therefore, the per Mcfe measure will decrease as production volumes increase. Please note that “Production costs per Mcfe” in the table above decreased from $6.34 in the second quarter to $2.43 in the fourth quarter of fiscal 2007, on a large increase in volume.

(b) The $11.8 million of future development costs is related solely to the proved reserves in our Bethany Longstreet acreage (in Caddo and DeSoto Parishes, Louisiana). As of June 30, 2007, eight wells had been drilled in this acreage and were the basis for the proved reserves in our June 30, 2007 reserve report. The $22.5 million of capital expenditures projected for fiscal 2008 (page 14) includes amounts to further develop the Bethany Longstreet acreage plus additional expenditures for the development of our Johnson Branch acreage (in Caddo Parish, Louisiana). As of June 30, 2007, the Johnson Branch acreage had not yet been drilled and thus had no proved reserves for which to provide a future development costs figure in the “Standardized measure” section on page F-29. In the nine months ended March 31, 2008 (i.e., year-to-date fiscal 2008), the Company completed two (2) previously-drilled wells in its Bethany Longstreet acreage, drilled 12 wells in the Johnson Branch acreage and completed eight (8) of such Johnson Branch wells

(c) We read your reference to guidance in paragraph 30(b) of SFAS 69 (with respect to “future development costs… be based on year-end costs”) to be concerned with the third line of page F-29’s disclosure that “future expenditures” were “based on current costs.” As the notes to the financial statements are as of June 30, 2007, “current costs” in this instance means current as of June 30, 2007, which is the fiscal year-end.

Acknowledgement

The Company acknowledges that: i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; ii) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

We appreciate your timely consideration of these matters in your review of the above-referenced filing.

Respectfully,

/s/ Scott D. Guffey
Scott D. Guffey
Chief Financial Officer

cc:	Mr. Calvin A. Wallen, III, Chief Executive Officer
Mr. James Murphy, Petroleum Engineer with the United States Securities and Exchange
Commission, Division of Corporate Finance